BRUUSH ORAL CARE INC.

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

October 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention: Juan Grana

Re:	Bruush Oral Care Inc.
Registration Statement on Form F-1, File No. 333-275156

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Tuesday, October 31, 2023

Requested Time: 5:15pm, Eastern Time

Ladies and Gentlemen:

Bruush Oral Care Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-1, as amended (File No. 333-275156), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:15 p.m. Eastern Time on Tuesday, October 31, 2023, or as soon thereafter as possible.

Please contact our counsel, Lahdan S. Rahmati of Lucosky Brookman LLP at (310) 948-9968 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Ms. Rahmati by telephone when this request for acceleration has been granted.

Sincerely yours,

BRUUSH ORAL CARE INC.

/s/ Aneil S. Manhas
Aneil S. Manhas
Chief Executive Officer